f4tie090313vhc.txt

Exhibit 99.1

Description of the Transaction

Contran Corporation established predecessors of the Contran Amended and Restated Deferred Compensation Trust (the "CDCT") as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.  U.S. Bank National Association serves as the successor trustee of the CDCT ("US Bank").

Pursuant to a pledge agreement (the "Pledge Agreement") between Valhi Holding Company ("VHC") and Contran and in consideration of a quarterly collateral fee Contran pays VHC and an indemnity to VHC from Contran against any loss or incremental cost resulting from the pledge, VHC pledged certain of its shares of the issuer's common stock to the CDCT in order to secure certain deferred compensation obligations that Contran owed to Harold C. Simmons.

Without any change in the pecuniary interest of Mr. Simmons in the issuer's securities in reliance on Rule 16a-13 promulgated by the U.S. Securities and Exchange Commission:

(A) VHC, effective as of March 13, 2009, released 1.0 million shares of the issuer's common stock pursuant to the Pledge Agreement; and

(B) US Bank, as trustee of the CDCT, released, effective as of March 16, 2009, 204,498 of such shares to Mr. Simmons based on the closing price of the issuer's common stock of $4.89 per share on March 13, 2009.

Please see Exhibit 99.2 to this statement for a description of the relationships among Contran, the CDCT, VHC and Harold C. Simmons.